SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D/A


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                          	SIPEX CORPORATION
                          -----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          -----------------------------
                         (Title of Class of Securities)

                                    829909100
                                    ---------
                                 (CUSIP Number)

                              Guy Lavergne, ESQ.
                              2051 Bordelais
                              St-Lazare
                              Quebec, Canada
                              J7T 3C6
                              (514)910-7631
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 December 23, 2003
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


- --------

1           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ALONIM INVESTMENTS INC.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO*
               * Line of credit with broker, CIBC Wood Gundy
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES

BENEFICIALLY                    8,149,200
 OWNED BY                   (See Footnote (1))
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               8,149,200
                            (See Footnote (1))
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     8,149,200   See Footnote (1)
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              /X
                                 See Footnote (2)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     29 %
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
==============================================================================

(1) The foregoing number of shares is held indirectly through wholly owned affiliate Rodfre Holding LLC.

(2) Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934. -Robert G. Miller, as well as Alonim Investments Inc. and its affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd. and Rodney H. Miller.

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ROBMILCO HOLDINGS INC.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY         - 8,149,200 -  (See Footnote (3))
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                     - 8,149,200 -  (See Footnote (3))
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 8,149,200 - (See Footnote (3))
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             /X
               (See Footnote (4))
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     29 %
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

3. These are the same shares as reported by Alonim Investments Inc.

4. Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934, Robert G. Miller, as well as Alonim Investments Inc. and its affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd. and Rodney H. Miller.


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ROBERT G. MILLER
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 8,149,200 -
 OWNED BY
   EACH                         (See Footnote (5))
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 8,149,200 -

                                (See Footnote (5))
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 8,149,200 -  (See Footnote (5))
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             /X
               (See Footnote (6))

- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    29 %
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================
5 - These are the same shares as reported by Alonim Investments Inc.

6 - Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934, Robert G. Miller, as well as Alonim Investments Inc. and its affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd. and Rodney H. Miller.

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Rodney H. Miller
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, AF

- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING

PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 300,000 (See Footnote 7) -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -

               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 300,000 (See Footnote 7) -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 200,000 -

- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              /X/

               See Footnote (8)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0,71 %
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
==============================================================================

7 - Rodney H. Miller and MJM Publicity Ltd., through Joie Investment Holding LLC, hold respectively 2/3 and 1/3 voting power and dispositive power over these 300,000 shares of the Issuer.

8 - Excludes shares owned by Alonim Investments Inc. and MJM Publicity Ltd. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, Rodney H. Miller does hereby disclaim beneficial/ownership of securities of the Issuer held respectively by Alonim Investments Inc. (including securities held through affiliates Rodfre Holding LLC and Rodfre - Lending LLC) and MJM Publicity Ltd.

==============================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 MJM Publicity LTD.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /
                                                                       (b) /X/
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 300,000 (See Footnote 9)-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 300,000 (See Footnote 9)-
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     100,000
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             /X

               See Footnote 10

9 - Rodney H. Miller and MJM Publicity Ltd., through Joie Investment Holding LLC, hold respectively 2/3 and 1/3 voting power and dispositive power over these 300,000 shares of the Issuer.

10 - Excludes shares owned by Alonim Investments Inc. and Rodney H. Miller. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, MJM
Publicity Ltd. does hereby disclaim beneficial/ownership of securities of the Issuer held respectively by Rodney H. Miller, and Alonim
Investments Inc. (including securities held through affiliates
Rodfre Holding LLC and Rodfre - Lending LLC.)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.36 %
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================
Item 1.  Security and Issuer

         This Amendment no. 3 to the Reporting Persons' (as defined in Item 2)
Schedule 13D relates to the shares of common stock, of Sipex Corporation, a Delaware corporation (the "Company"). The Company's registered office is located at 233 South Hillview Drive, Milpitas, CA 95035, Tel: 408 934-7500,
Fax: 408 935-7600


Item 2.  Identity and Background

         This Amendment is being filed by Alonim Investments Inc.

(acting on its own behalf and on behalf of its wholly owned affiliates Rodfre Investments Inc., Rodfre Lending LLC, and Rodfre Holding LLC), by Robmilco Holdings Ltd., by Robert G. Miller; and by MJM Publicity LTD. and Rodney H. Miller (the latter acting on their own behalf and on behalf of Joie Investment Holding LLC) (each, a "Reporting Person" and collectively, the "Reporting Persons").

         All information concerning the following Reporting Persons:
Alonim Investments Inc., Robmilco Holdings Ltd., Robert G. Miller, Rodfre Lending LLC, Rodfre Holding LLC, Rodfre Investments Inc., Rodney H. Miller and MJM Publicity Ltd. remains as reported in the Schedule 13D/A filed by the Reporting Persons on September 16, 2003.

	Joie Investment Holding LLC is a Delaware Limited Liability Company. Its sole activity is as a private holding company. Its registered office is located at c/o Corporation Service Company, 2711 Centerville Rd.,
Suite 400, Wilmington, County of New Castle, Delaware. Its sole member is 4183110 Canada Inc., a Canadian company, held jointly by MJM Publicity Ltd. (to the extent of 33.33% of voting shares), and Quantum Leap Research Inc.
(to the extent of 66.67% of voting shares). Quantum Leap Research Inc. is a Canadian company, wholly held by Rodney H. Miller.


Item 3.  Source and Amount of Funds or Other Consideration

        Remains as reported on Schedule 13D/A.


Item 4.  Purpose of Transaction


	Remains as reported on Schedule 13D (as modified by Schedule 13D/A).


Item 5.  Interest in Securities of the Issuer

(a) As of January 5, 2004, Alonim Investments Inc. owned beneficially 8,149,200 shares, of the common stock of the Issuer which constitutes approximately 29 % of the Common Stock outstanding through its wholly owned affiliate Rodfre Holding LLC.

	 As of January 5, 2004, Alonim Investments Inc. also owned beneficially a warrant to purchase up to 900,000 shares of the common stock of the Issuer (the <Warrant>), through Rodfre Holding LLC, as well as a 5.75% $12 Million Secured Convertible Note, which is convertible into 1,600,000 shares of the common stock of the Issuer, and a 1.5% $10.56 Million Secured Convertible Note, which is convertible into 3,000,000 shares of the common stock of the Issuer, through Rodfre Lending LLC.

         As of January 5, 2004, Robert G. Miller had no direct beneficial ownership of the Common Stock outstanding. His only indirect beneficial ownership is as reported by Alonim Investments Inc.

         As of January 5, 2004, Robmilco Holdings Ltd. had no direct beneficial ownership of the Common Stock outstanding. Its only indirect beneficial ownership is as reported by Alonim
         Investments Inc.

	   As of January 5, 2004, MJM Publicity Ltd. owned beneficially 100,000 shares, of the common stock of the Issuer (through a
	   1/3 interest in Joie Investment Holding LLC) which constitutes approximately 0.36 % of the Common Stock of the Issuer outstanding.

	   As of January 5, 2004, Rodney H. Miller owned beneficially
         200,000 shares, of the common stock of the Issuer (through a 2/3 interest in Joie Investment Holding LLC) which constitutes approximately 0.71 % of the Common Stock of the Issuer outstanding.

(b)      Alonim Investments Inc. (through its wholly owned affiliate
	   Rodfre Holding LLC) has the sole power to vote and to dispose of the 8,149,200 common shares held in Rodfre Holding
          LLC's name. Mr. Miller, the sole director and president of Alonim Investments Inc., may be deemed to share the power to vote or direct the voting of and to dispose or direct the voting of or disposition of the Common Stock of the Company owned by Alonim Investments Inc. as a result of his management position with Alonim Investments Inc.

	 MJM Publicity Ltd. and Rodney H. Miller have the joint power to vote and to dispose of the 300,000 common shares held in the name of Joie Investment Holding LLC. Mrs. Margaret J. Miller, the sole director and president of MJM Publicity Ltd., may be deemed to share the power to vote or direct the voting of and to dispose or direct the voting of or disposition of the Common Stock of the Issuer owned by MJM Publicity Ltd. as a result of her management position with MJM Publicity Ltd.

(c) Over the course of the past 60 days, Alonim Investments Inc. has not, either directly or indirectly, disposed of or acquired any securities of the Issuer. On December 23, 2003, Rodfre Lending LLC, Rodfre Holding LLC, and the Issuer entered into a Modification Agreement, which provides for:

	 (a)	The immediate vesting of conversion rights under the 1.5%,
		$10.56 Million Secured Convertible Note, in consideration of:

	 	(i)	$3,000,000 paid by Rodfre Lending LLC to the Issuer;
		and

		(ii)	The forgiveness of accrued and future interest on
			both the aforementioned 1.5% 10.56 Million Secured Convertible Note, and the 5.75%, $12 Million Secured Convertible Note.

	 (b) 	The conversion of both the $10.56 Million Secured Convertible
      	        Note and the $12 Million Secured Convertible Note into common stock of the Issuer, subject to expiration or early termination of the waiting period under the Hart-Scott-Rodino Act; and

	 (c)	The release of all security held by the Reporting Persons over
		the assets of the Issuer, upon conversion of both of the Secured Convertible Notes.


	 Over the course of the past 60 days, Rodney H. Miller has neither disposed of nor acquired any securities of the Issuer.

	 Over the course of the past 60 days, MJM Publicity Ltd. has neither disposed of nor acquired any securities of the Issuer.


(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the Shares owned by the Reporting Persons.

(e)     Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

	Rodney H. Miller, is the son of and a member of the household of Robert G. Miller, one of the Reporting Persons. The other Reporting Persons disclaim beneficial ownership of any securities held by Rodney
H. Miller and vice-versa.

	MJM Publicity LTD, is a company beneficially owned and controlled by Margaret J. Miller, the wife of Robert G. Miller, one of the Reporting Persons. The other Reporting Persons disclaim beneficial ownership of any securities held by MJM Publicity LTD and vice-versa.

Item 7.  Materials to be Filed as Exhibits

         Exhibit A - Modification Agreement



Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2004                   Alonim Investments Inc.

                                         /s/ Guy Lavergne, ESQ.
                                        --------------------------
                                         Guy Lavergne, Attorney






                Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2004                       Robmilco Holdings Inc.



                                            /s/ Guy Lavergne, ESQ.
                                            -------------------------
                                             Guy Lavergne, Attorney

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2004                       Robert G. Miller



                                             /s/ Guy Lavergne, ESQ.
                                            ---------------------------
                                             Guy Lavergne, Attorney
		Signature

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2004                       MJM Publicity Ltd.



                                             /s/ Guy Lavergne, ESQ.
                                           ---------------------------
                                             Guy Lavergne, Attorney
		Signature

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2004                       Rodney H. Miller



                                             /s/ Guy Lavergne, ESQ.
                                           ---------------------------
                                             Guy Lavergne, Attorney
		Signature


---------------------------------------------------------------------------

                           Index of Exhibits


Exhibit - A - Modification Agreement dated as of Decemember 23, 2003



---------------------------------------------------------------------------

                               Exhibit A


            MODIFICATION AGREEMENT, dated as of December 23, 2003 (this "Modification Agreement"), by and among Sipex Corporation, a Delaware corporation (the "Company") (of the First Part); and Rodfre Lending LLC, a Delaware limited liability company ("Rodfre Lending"), and Rodfre Holding LLC, a Delaware limited liability company ("Rodfre Holding") (of the Second Part).

            WHEREAS, pursuant to a statutory merger, the Company has changed its jurisdiction of incorporation from Massachusetts to Delaware, and all references to the Company herein shall mean the successor Delaware corporation and its predecessor Massachusetts corporation;

            WHEREAS, pursuant to a Securities Purchase Agreement dated as of May 27, 2003 between the Company and Alonim Investments Inc., a Canadian corporation (the "Purchaser") (the "Purchase Agreement"), the Company has sold to the Purchaser, and the Purchaser has purchased from the Company the 1.5% Convertible Secured Note due June 30, 2007 in the aggregate principal amount of $10,560,000, convertible into three million (3,000,000) shares of Common Stock at a conversion price of $3.52 per share (the "2003 Note"). Each capitalized term used and not otherwise defined herein shall have the meaning assigned to such term in the Purchase Agreement or, if not defined therein, in the 2003 Note;

            WHEREAS, pursuant to the Registration and Standstill Agreement dated as of June 20, 2003 (the "Registration and Standstill Agreement") among the Company, of the first part, and the Purchaser, S&F Financial Holding Inc. ("S&F"), and Future Electronics Inc. a New Brunswick (Canada) corporation (collectively, the "Future Entities"), of the second part, the Company has granted certain registration rights and the Future Entities have agreed to certain restrictions on the acquisition and disposition of Common Stock;

            WHEREAS, pursuant to the Voting Agreement dated as of June 20, 2003 (the "Voting Agreement") between the Company and the Purchaser, the Purchaser has agreed to certain restrictions on the voting of the Company's Common Stock;

            WHEREAS, pursuant to a Securities Purchase Agreement dated as of September 27, 2002 by and among the Company and S&F (the "2002 Purchase Agreement"), the Company has sold to S&F, and S&F has purchased from the Company the 5.75% Convertible Secured Note due 2007 in the aggregate principal amount of $12,000,000, convertible into one million and six hundred thousand (1,600,000) shares of Common Stock at a conversion price of $7.50 per share of Common Stock (the "2002 Note"), and a warrant to purchase nine hundred thousand (900,000) shares of the Common Stock at an exercise price of $2.9458 per share of Common Stock (the "Warrant");

            WHEREAS, effective as of July 21, 2003, S&F has transferred to the Purchaser and the Purchaser has assumed all of the assets and liabilities of S&F including, but not limited to the 2002 Note and the Warrant, and S&F was subsequently dissolved effective as of July 24, 2003;

            WHEREAS, effective as of July 21, 2003, the Purchaser has transferred to Future Electronics Inc., a Canadian corporation ("Future"), and Future thereafter transferred to Rodfre

Investments Inc., a Canadian corporation ("Rodfre Investments"), and Rodfre Investments thereafter transferred the 2002 Note, and the 2003 Note to Rodfre Lending;

            WHEREAS, effective as of July 21, 2003, the Purchaser has transferred to Future and Future thereafter transferred to Rodfre Investments, and Rodfre Investments thereafter transferred the Warrant to Rodfre Holding;

            WHEREAS, effective as of July 21, 2003, the Purchaser has transferred to Rodfre Investments, and Rodfre Investments thereafter transferred to Rodfre Holding, all of the six million eighty five thousand two hundred (6,085,200) shares of Common Stock, which the Purchaser held prior to such transfer;

            WHEREAS, the Purchaser has also transferred to Rodfre Investments, and Rodfre Investments thereafter transferred unto Rodfre Holding all of the two million sixty four thousand (2,064,000) shares of Common Stock that it acquired after July 21, 2003;

            WHEREAS, Future, Rodfre Lending, Rodfre Holding and Rodfre Investments and each of them are wholly owned subsidiaries of the Purchaser, and thus there has been no change in the Beneficial Ownership of the shares of Common Stock held by the Purchaser, the Warrant, the 2002 Note and/or the 2003 Note;

            WHEREAS, the Company acknowledges and consents, to the extent that the same may be required, to the foregoing transfers of the shares of Common Stock, the Warrant, the 2002 Note and the 2003 Note, and all parties, and the Intervenors (as defined below), acknowledge that the 2002 Purchase Agreement , the Purchase Agreement, the Registration and Standstill Agreement and the Voting Agreement are binding upon Rodfre Holding and Rodfre Lendingand that they shall be deemed to be parties to the same, as if originally named therein;

            WHEREAS, the Company, and Rodfre Lending desire to modify the terms and conditions of the 2003 Note in accordance with the provisions of Section 11(b)(7) thereof, to allow the Holder to convert the entire principal amount of the 2003 Note into shares of Common Stock and the Company and the Purchaser desire for the Holder of the 2003 Note to convert the entire principal amount of the 2003 Note as soon as legally practicable;

            WHEREAS, the Company, and Rodfre Lending desire for the Holder of the 2002 Note to convert as soon as legally practicable the entire principal amount of the 2002 Note into shares of Common Stock in accordance with the provisions of Section 3 of the 2002 Note;

            WHEREAS, the Company shall be released from all pledges, liens and other security interests arising from or associated with the 2002 Note and the 2003 Note, upon conversion thereof; and

            WHEREAS, except as previously amended or provided for or contemplated herein, the Company, Rodfre Holding, Rodfre Lending and the Intervenors, desire to preserve in full force and effect the agreements set forth in the Warrant, the Purchase Agreement, the 2002 Purchase Agreement, the Registration and Standstill Agreement and the Voting Agreement.

            NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

            Section 1. Incorporation of Recitals. The Recitals of this Agreement shall be deemed to constitute a part hereof;

            Section 2. Conversion. Subject to the terms and conditions hereof, the conversion of the 2002 Note and the 2003 Note, shall occur as soon as reasonably practicable after the day on which all governmental approvals and compliance with all regulatory requirements are secured in accordance with the provisions of Section 3 hereof, or such later date and time as may be agreed by the parties in writing.

            Section 3. Governmental and Regulatory Approvals. The conversion of the 2002 Note and the 2003 Note, is contingent upon securing all necessary governmental approvals and compliance with regulatory requirements that, by their terms, are to be secured or met, as the case may be, prior to conversion , including without limitation the expiration or termination of any applicable waiting period (or any extension thereof) under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The parties hereto declare that to their knowledge and belief, no such approvals or compliance with requirements are applicable to the instant transactions, other than the expiration of the aforementioned waiting period (or any extension thereof) under the HSR Act.

            Section 4. Payment to Company. Upon the execution hereof, Rodfre Lending shall forgive interest due on both the 2002 Note and the 2003 Note for the third and fourth quarter of the calendar year 2003, in the aggregate amount of $436,366.04, as well as any other interest which may accrue thereon and pursuant to the 2002 Note and the 2003 Note as and from January 1, 2004, and pay to the Company an additional consideration of $3,000,000 by wire transfer of immediately available funds in accordance with the wire instructions provided by the Company to Purchaser or, if no such instructions have been provided, by U.S. dollar check mailed to the address of the Company by overnight hand delivery.

            Section 5. Amendments to the 2003 Note.

            (a) Section 3(a)(1) of the 2003 Note shall be amended and restated to read as follows:

      "Subject to compliance with applicable laws and regulations, including but not limited to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the provisions of Section 4(a)(1) and Section 5, the Holder of this Security shall, as soon as reasonably practicable after the expiration or early termination of the waiting period (or any extension thereof) under the HSR Act and other applicable regulatory requirements but in no event prior to the expiration or early termination of the waiting period (or any extension thereof) under the HSR Act (the "Conversion Date"), convert the Principal Amount of this Security into Common Stock at the Conversion Price then in effect. The number of shares of Common Stock into which all of the

Principal Amount may be converted upon any such conversion shall be a number of shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (A) the Principal Amount by (B) $3.52 (the "Conversion Price") (subject to any adjustments pursuant to Section 3(b) (8)). To convert this Security, the Holder hereof shall: (x) send by facsimile (or otherwise deliver) prior to 5:00 p.m., San Francisco time, on the Conversion Date a copy of the fully executed conversion notice in the form attached as Exhibit A hereto (the "Conversion Notice") to the Company, (y) if required by Section 3(a)(4), surrender this Security to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Security in the case of its loss, theft or destruction) and (z) pay any transfer taxes or other applicable taxes or duties, if any, required in connection with the issuance of shares of Common Stock in the name of someone other than the Holder. Upon receipt by the Company of a facsimile copy of a Conversion Notice from the Holder, the Company shall as soon as practicable, but in any event on or before the second Business Day following the date of receipt of the Conversion Notice, send, via facsimile, a confirmation to the Holder and the transfer agent for the Common Stock stating that the Conversion Notice has been received, the date upon which the Company expects to deliver the Common Stock issuable upon such conversion and the name and telephone number of a contact person at the Company regarding the conversion. The Company shall not be obligated to issue shares of Common Stock upon a conversion unless the Holder complies with the foregoing requirements set forth in this paragraph.


      On or prior to the third Business Day after the Conversion Date (the "Share Delivery Date"), the Company shall issue and deliver to the Holder or its nominee (x) that number of shares of Common Stock issuable upon conversion of this Security and (y) if applicable, cash in lieu of any fractional shares pursuant to Section 3(a)(5). If the Company's transfer agent is participating in DTC's Fast Automated Securities Transfer program, and so long as the certificate for the Common Stock to be issued upon conversion of this Security is not required to bear a legend and the Holder is not then required to return such certificate for the placement of a legend thereon and the Holder has provided the Company with the information required by DTC relating to the DTC account of the Holder or such Holder's nominee, the Company shall cause its transfer agent to electronically transmit the Common Stock issuable upon conversion to the Holder by crediting the account of the Holder or its nominee with DTC through its Deposit Withdrawal Agent Commission system. If the aforementioned conditions for a DTC Transfer are not satisfied, the Company shall deliver to the Holder physical certificates representing the Common Stock issuable upon conversion. Further, even if the aforementioned conditions to a DTC Transfer are satisfied, the Holder may instruct the Company in writing to deliver to the Holder physical certificates representing the Common Stock issuable upon conversion in lieu of delivering such shares by way of DTC Transfer."

            (b) Section 5 of the 2003 Note shall be amended and restated to read as follows:

            "Subject to payment by Rodfre Lending to the Company of the consideration set forth in Section 4 of the Modification Agreement entered into by and between the Company and Rodfre Lending LLC, and Rodfre Holding LLC, and assented to by the Purchaser and Future Electronics Inc. on December 23, 2003, the Conversion Rights associated with this Security shall vest in full as of December 23, 2003."

            (c) Section 2(a) of the 2003 Note shall be amended to add the following sentence: "Effective as of January 1, 2004, the rate of interest payable upon the outstanding principal amount of the 2003 Note shall be 0% per annum."

            (d) A Section 2(e) shall be added to the 2003 Note, which shall read as follows:

            "In the event that the Holder is unable to convert this Note as contemplated by the Modification Agreement entered into on December 23, 2003 among the Company and Holder and other parties due to the inability to receive the required regulatory approvals, then, the Final Maturity Date shall be extended to June 30, 2010, and the outside date on which the Conversion Rights shall be exercisable, to June 30, 2010."

            Section 6. Conversion of 2002 Note. On the Conversion Date (as defined in Section 5 above) Rodfre Lending shall convert the entire principal amount of the 2002 Note into shares of Common Stock in accordance with the provisions of Section 3 of the 2002 Note.

            Section 7. Amendment of the 2002 Note. The 2002 Note shall be amended as follows:

            (a) Section 2(a) of the 2002 Note shall be amended to add the following sentence: "Effective as of January 1, 2004, the rate of interest payable upon the outstanding principal amount of the 2002 Note shall be 0% per annum."

            (b) A Section 2.1 shall be added to the 2002 Note, which shall read as follows:

            "In the event that the Holder is unable to convert this Note as contemplated by the Modification Agreement entered into on December 23, 2003 among the Company and Holder and other parties due to the inability to receive the required regulatory approvals, then, the Final Maturity Date shall be extended to September 27, 2010, , and the outside date on which the Conversion Rights shall be exercisable, to September 27, 2010."

            Section 8. Substitutions of Trustees and Reconveyances of Deeds of Trust. Upon conversion of the 2002 Note and the 2003 Note on the Conversion Date, the Purchaser and Rodfre Lending shall deliver the Substitutions of Trustees and Reconveyances of Deeds of Trust in form and substance consistent with the forms attached hereto as Exhibit A and Exhibit B, respectively, or in such other form as may be satisfactory to the parties hereto which shall be effective as of the Conversion Date.

            Section 9. Termination and Release. Upon conversion of the 2003 Note on the Conversion Date, the Purchaser and Rodfre Lending shall deliver the Termination and Release in the form appended hereto as Exhibit C, which shall be effective as of the Conversion Date.

            Section 10. Amendment to Registration and Standstill Agreement. The first sentence of Section 4(a)(i) of the Registration and Standstill agreement shall be amended to read as follows:

      "Prepare and file with the SEC a registration statement on Form S-3 (or such other form as is then available for registration of such resale) promulgated under the Securities Act (the "Initial Registration Statement") within sixty (60) days after demand from the Holder(s) of the 2002 Note and/or the 2003 Note, subject to receipt of the information called for by the questionnaire attached to this Agreement as Exhibit A from said Holder(s), after prompt written request from the Company to said Holder(s) to provide such information."

            Section 11. Covenants.

            (a) HSR Act Filings. The Company and Rodfre Lending and Rodfre Holding, as well as their respective affiliates, to the extent required, shall file with the proper authorities all Notification Forms and other documents necessary to be filed pursuant to the HSR Act, and the regulations promulgated thereunder, as promptly as is practicable and shall cooperate with each other in promptly producing such additional information as those authorities may reasonably require to allow the earliest practicable termination of the waiting period provided by the HSR Act or as otherwise necessary to comply with statutory requirements of the HSR ACT and any information requests of the Federal Trade Commission ("FTC") or the Department of Justice Antitrust Division ("DOJ"). The Company and Rodfre Lending shall each pay one half of the filing fee associated with Rodfre Lending's filing of the HSR Act notification, up to a maximum of $45,000.00 in the aggregate, and Rodfre Lending shall assume any additional filing fee, as the case may be.

            (b) Other Governmental Approvals. As soon as practicable after the execution of this Agreement, the Company and the Future Entities shall file all applications and reports and take such other action (in addition to filings required under the HSR Act) which is reasonably required to be taken or filed with any governmental authority in connection with the transactions contemplated by this Agreement. The Company and the Future Entities shall give all additional notices to third parties and take other action reasonably required to be taken by each of them under any authorization, lease, note, mortgage, indenture, agreement or other instrument or any law, rule, regulation, demand or court or administrative order in connection with the transactions contemplated by this Modification Agreement.

            (c) Further Assurances. Each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable or appropriate to timely effectuate the intents and purposes of this Modification Agreement and the consummation of the transactions contemplated hereby, including, but not limited to, execution of any additional document, contract, deed, or other instrument, consistent with the terms and conditions hereof, necessary or useful to give effect to the transactions contemplated hereby; and taking any action to facilitate the filing of any document or the taking of any action to assist the other parties hereto in complying with the terms of

Sections 11(a) and 11(b) herein, and shall coordinate and cooperate with one another and shall each use all reasonable efforts to comply with, and shall each refrain from taking any action that would impede compliance with all regulatory requirements, and, as promptly as practicable after the date hereof, each party shall make all filings, notices, petitions, statements, submissions of information, application or other documents required by the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice as required by the HSR Act.

            Section 12. Permissible Transfers. In the event that, at any time after six (6) months have elapsed since the date on which Rodfre Lending has filed its original HSR Act notification, Rodfre Lending reasonably determines that it will not be practicable to obtain, without unreasonable effort or expense, all authorizations, consents or approvals of, or expirations of waiting periods imposed by, the HSR Act or other requirements of the FTC, DOJ or any other governmental entity, Rodfre Lending shall have the right to transfer the 2002 Note, the 2003 Note and/or the Warrant to a third party, subject, in each such case, to (i) prior written consent of the Company, which consent shall not be unreasonably withheld or delayed, it being understood that it shall be reasonable for the Company to withhold consent if Rodfre Lending proposes to transfer the securities to a third party engaged in the business of design, manufacture or marketing of integrated circuits that directly and materially compete with the product lines of the Company and (ii) compliance with applicable corporate and securities laws. The foregoing consent requirements shall not be applicable, in the event that Rodfre Lending is tendering the 2002 Note and/or the 2003 Note, in response to a public take-over bid.

                        Section 13. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware.

                        Section 14. Captions. The captions and paragraph headings of this Modification Agreement are solely for the convenience of reference and shall not affect its interpretation.

                        Section 15. Counterparts. This Modification Agreement may be signed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

                        Section 16. Effect of Modification Agreement. Except as expressly amended or as contemplated by this Modification Agreement, the Warrant, the Purchase Agreement, the 2002 Purchase Agreement, the 2003 Note, the 2002 Note, the Registration and Standstill Agreement and the Voting Agreement shall remain in full force and effect as the same were in effect immediately prior to the effectiveness of this Modification Agreement. All references in the Purchase Agreement or the Registration and Standstill Agreement to "this Agreement" shall be deemed to refer to the Purchase Agreement or the Registration and Standstill Agreement as modified by this Modification Agreement.

                        Section 17. Successors and Assigns, Intervenors. This Modification Agreement, as well as all other agreements and instruments ancillary hereto, shall avail in favor of and be binding upon the parties hereto and upon the Intervenors, and their respective successors and assigns.

      IN WITNESS WHEREOF, the parties hereto have caused this Modification Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                        SIPEX CORPORATION

                                        By:
                                            ------------------------------------
                                            Name:  Walid Maghribi
                                            Title: President and Chief Executive
                                                   Officer


                                        RODFRE HOLDING LLC

                                        By:
                                            ------------------------------------
                                            Name:  Bernard Betts
                                            Title: Director and Secretary


                                        RODFRE LENDING LLC

                                        By:
                                            ------------------------------------
                                            Name:  Bernard Betts
                                            Title: Director and Secretary

                                  INTERVENTION

      For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, we, Alonim Investments Inc., a Canadian corporation, and Future Electronics Inc., a New Brunswick corporation, (herein and in the Agreement referred to as the "Intervenors") do hereby acknowledge, concur in and consent to the transactions contemplated in this Modification Agreement, for all intents and purposes, and agree to be bound by the terms and conditions of this Modification Agreement as if we were each parties to this Modification Agreement and to cause our subsidiaries and affiliates to be similarly bound if necessary or useful to give effect to the transactions contemplated hereby.

      IN WITNESS WHEREOF, the Intervenors have executed this Intervention to the Modification Agreement, through their respective authorized officers as of the day and year first above written.

                                        FUTURE ELECTRONICS INC.


                                        By:
                                            ------------------------------------
                                            Name:  Guy Lavergne
                                            Title: Attorney in Fact


                                        ALONIM INVESTMENTS INC.


                                        By:
                                            ------------------------------------
                                            Name:  Guy Lavergne
                                            Title: Attorney in Fact